

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

December 21, 2017

Emanuele A. Lauro
Chief Executive Officer
Scorpio Bulkers Inc.
9, Boulevard Charles III
MC 98000 Monaco

> **Re:** **Scorpio Bulkers Inc.**
> **Registration Statement on Form F-3**
> **Filed December 13, 2017**
> **File No. 333-222013**

Dear Mr. Lauro:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact John Dana Brown at (202) 551-3859 with any questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief